EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2007

	Shares	Earnings Per Share
	(In Thousands)

Basic Weighted Average Shares Outstanding	7,189	$1.19

Diluted
Average Shares Outstanding	7,189
Common Stock Equivalents	8

	7,197	$1.19

	Year Ended December 31, 2006

Basic Weighted Average Shares Outstanding	7,177	$1.41

Diluted
Average Shares Outstanding	7,177
Common Stock Equivalents	1

	7,178	$1.41